Exhibit 99.2

Genius Sports Reports First Quarter 2022 Results Above Guidance

•	Delivered Group Revenue of $85.9m, outperforming first quarter outlook by 10%

•	Group Adjusted EBITDA of ($2.9m), exceeding first quarter outlook by 42%

•	Reaffirmed 2022 Group Revenue and Group Adjusted EBITDA outlook of $340m and $15m, respectively, and 2023 outlook of $430m to $440m and $40m to $50m, respectively

LONDON & NEW YORK, May 12, 2022 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2022 first quarter ended March 31, 2022.

“Our strong first quarter is a result of successful execution,” said Mark Locke, Genius Sports Co-Founder and CEO. “We began 2022 with a comprehensive Investor Day, outlining our strategic plan and underlying assumptions supporting our financial outlook. Our financial and operational achievements in the quarter demonstrate our ability to deliver on that plan and increase our competitive advantages through unique and proven technology.”

$ in thousands	Q122	Q121%
Group Revenue	85,923	53,738	59.9%
Betting Technology, Content & Services	49,721	38,955	27.6%
Media Technology, Content & Services	24,129	9,377	157.3%
Sports Technology & Services	12,073	5,406	123.3%
Group Adjusted EBITDA	(2,893)	9,258	(131.2%)
Group Adjusted EBITDA Margin	nm	17.2%	nm

nm = not meaningful

Q1 2022 Financial Highlights

•	Group Revenue: Group revenue increased 59.9% year-over-year to $85.9 million. On a constant currency basis, revenue increased $33.6 million, or 64.2% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 27.6% (31.1% on a constant currency basis) year-over-year to $49.7 million, driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services and new service offerings, and new customer acquisitions

•

Media Technology, Content & Services: Revenue increased over 150% (164.3% on a constant currency basis) year-over-year to $24.1 million, substantially organic growth driven by continued acquisition of new customers, primarily for programmatic advertising services, and the inclusion of incremental revenues from recent acquisitions

•

Sports Technology & Services: Revenue more than doubled (129.3% on a constant currency basis) year-over-year to $12.1 million, primarily driven by the inclusion of revenues derived from recent acquisitions, including Second Spectrum, as well as expanded services provided to existing sports league and federation customers across all tiers of sport

•	Group Adjusted EBITDA: Group adjusted (non-GAAP) EBITDA decreased to ($2.9) million, driven by continued investment in the high-growth US business and overall revenue mix

Q1 2022 Business Highlights

•	Continued to develop deeply integrated partnerships, further positioning Genius at the heart of the ecosystem with competitive advantages via differentiated technology:

•	Agreed to fan enagement, official data, and integrity partnership with the Mid-American Conference (“MAC”), an NCAA Division I Conference that sponsors championships in 24 sports

•	Reached a new partnership between Second Spectrum and NBA G League to deploy cutting-edge data tracking technology across all NBA G League venues

•	Delivered optical tracking, data visualization, and video augmentation solutions for Turner Sports and ESPN broadcasts of the NCAA Men’s and Women’s Division 1 Basketball Tournaments

•	Announced official data, fan engagement, and streaming partnership with the Icelandic Club Association (ÍTF) and the Icelandic Football Association (KSI)

•	Obtained regulatory approval from the Alcohol and Gaming Commission of Ontario (AGCO)

•

Launched formal ESG program, ‘Beyond the Lines’, creating a framework to measure, drive, and increase the efficiency of our engagement in socially responsible initiatives. The program will focus on three pillars: Action for the Planet, Putting People First, and Mindful Business

•	After the reporting period, partnered with the European Tour to launch the new official Fantasy game of the DP World Tour

•	After the reporting period, agreed to a new tracking and video augmentation partnership with Liga MX franchise, Club Necaxa (“Necaxa”)

Financial Outlook

Genius reaffirms its expectation to generate Group Revenue of approximately $340 million and Group Adjusted EBITDA of approximately $15 million in 2022, despite risks related to foreign exchange and ceased commercial operations in Russia and Ukraine. It also reaffirms its expectation of Group Revenue in the range of $430 to $440 million and Group Adjusted EBITDA of $40 to $50 million in 2023.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
Revenue	$85,923	$53,738
Cost of revenue	101,375	40,113

Gross (loss) profit	(15,452)	13,625

Operating expenses:
Sales and marketing	9,232	3,884
Research and development	7,391	3,258
General and administrative	32,804	8,869
Transaction expenses	128	689

Total operating expense	49,555	16,700

Loss from operations	(65,007)	(3,075)

Interest expense, net	(391)	(2,347)
Loss on disposal of assets	(6)	—
Gain on fair value remeasurement of contingent consideration	4,408	—
Change in fair value of derivative warrant liabilities	8,742	—
Gain (loss) on foreign currency	12,632	(163)

Total other income (expenses)	25,385	(2,510)

Loss before income taxes	(39,622)	(5,585)

Income tax benefit (expense)	(576)	263

Net loss	$(40,198)	$(5,322)

Net loss per common share:
Basic and diluted	$(0.21)	$(0.08)
Weighted average common shares outstanding:
Basic and diluted	195,760,284	70,040,242

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$174,173	$222,378
Accounts receivable, net	51,954	48,819
Contract assets	33,077	21,753
Prepaid expenses	29,663	24,436
Other current assets	5,088	7,297

Total current assets	293,955	324,683

Property and equipment, net	14,039	14,445
Intangible assets, net	179,997	191,219
Goodwill	336,689	346,418
Investments	22,082	—
Other assets	12,986	10,319

Total assets	$859,748	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$20,693	$19,881
Accrued expenses	52,558	55,889
Deferred revenue	36,714	29,871
Current debt	7,743	23
Derivative warrant liabilities	8,052	16,794
Other current liabilities	8,516	30,354

Total current liabilities	134,276	152,812

Long-term debt – less current portion	7,429	65
Deferred tax liability	16,438	16,902
Other liabilities	10,519	11,127

Total liabilities	168,662	180,906

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 197,909,977 shares issued and outstanding at March 31, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	1,979	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at March 31, 2022 and December 31, 2021	2	2
Additional paid-in capital	1,516,319	1,461,730
Accumulated deficit	(797,515)	(757,317)
Accumulated other comprehensive loss	(29,699)	(173)

Total shareholders’ equity	691,086	706,178

Total liabilities and shareholders’ equity	$859,748	$887,084

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31,
	2022	2021
Cash Flows from operating activities:
Net loss	$(40,198)	$(5,322)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	17,495	10,147
Loss on disposal of assets	6	—
Gain on fair value remeasurement of contingent consideration	(4,408)	—
Stock-based compensation	37,180	—
Change in fair value of derivative warrant liabilities	(8,742)	—
Non-cash interest expense (income), net	172	2,123
Amortization of contract cost	229	185
Deferred income taxes	11	(263)
Provision for doubtful accounts	1,020	121
Gain on foreign currency remeasurement	(9,967)	(111)
Changes in assets and liabilities
Accounts receivable, net	(5,310)	1,691
Contract asset	(12,274)	(4,213)
Prepaid expenses	(5,947)	(1,484)
Other current assets	1,832	(760)
Other assets	(3,274)	(2,476)
Accounts payable	1,360	7,046
Accrued expenses	(1,999)	(2,845)
Deferred revenue	7,467	(1,408)
Other current liabilities	295	878
Other liabilities	(278)	—

Net cash provided by (used in) operating activities	(25,330)	3,309
Cash flows from investing activities:
Purchases of property and equipment	(1,159)	(186)
Capitalization of internally developed software costs	(10,419)	(4,033)
Contribution to equity method investments	(7,871)	—
Equity investments without readily determinable fair values	(150)	—
Purchases of intangible assets	—	(44)
Acquisition of business, net of cash acquired	(20)	—
Proceeds from disposal of assets	121	31

Net cash used in investing activities	(19,498)	(4,232)
Cash flows from financing activities:
Repayment of loans and mortgage	—	(5)

Net cash used in financing activities	—	(5)
Effect of exchange rate changes on cash	(3,377)	(271)
Net increase (decrease) in cash	(48,205)	(1,199)
Cash, beginning of period	222,378	11,781

Cash, end of period	$174,173	$10,582

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$219	$224
Cash paid during the period for income taxes	$13	$53
Supplemental disclosure of noncash investing and financing activities:
Promissory notes arising from equity method investments	$14,688	$—
Issuance of common stock in connection with business combinations	$17,452	$—
Preferred share accretion	$—	$9,261
Deferred offering costs included in other current assets and accrued expenses	$—	$123

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31,
	2022	2021

	(dollars, in thousands)
Consolidated net loss	$(40,198)	$(5,322)
Adjusted for:
Net, interest expense	391	2,347
Income tax expense (benefit)	576	(263)
Amortization of acquired intangibles(1)	10,721	5,852
Other depreciation and amortization(2)	7,003	4,480
Stock-based compensation(3)	37,180	—
Transaction expenses	128	689
Litigation and related costs(4)	4,917	878
Change in fair value of derivative warrant liabilities	(8,742)	—
(Gain) loss on fair value remeasurement of contingent consideration	(4,408)	—
Other(5)	(10,461)	597

Adjusted EBITDA	$(2,893)	$9,258

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.

(5)

Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions. For the three months ended March 31, 2022 an allowance for doubtful accounts of $0.6 million is included for Russian and Ukrainian sportsbook customers as a result of events in Ukraine.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM EDT to discuss the Company’s fourth quarter and fiscal year results.

The conference call may be accessed by dialing (760) 294-1674.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock based compensation expense, change in fair value of derivative warrant liabilities and remeasurement of contingent consideration.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 18, 2022.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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